UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Nogin, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65528N105

(CUSIP Number)

Mike Bassiri

1775 Flight Way STE 400

Tustin, California 92782

(949) 222-0209

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65528N105	13D	Page 1 of 6 pages

1	Names of Reporting Persons Jan-Christopher Nugent
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 11,152,498
	8	Shared Voting Power 0
	9	Sole Dispositive Power 11,152,498
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,152,498
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.7%
14	Type of Reporting Person IN

CUSIP No. 65528N105	13D	Page 2 of 6 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Nogin, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 1775 Flight Way, STE. 400, Tustin, CA 92782.

Item 2.	Identity and Background.

The Schedule 13D is being filed by Jan-Christopher Nugent (the “Reporting Person”), a citizen of the United States. The business address of the Reporting Person is c/o Nogin, Inc., 1775 Flight Way, STE. 400, Tustin, CA 92782. The Reporting Person’s present principal occupation is Co-Chief Executive Officer and Director of the Issuer.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Person. Pursuant to the Merger Agreement, upon consummation of the Business Combination (as defined below), the Reporting Person received 11,152,498 shares of Common Stock.

Item 4.	Purpose of Transaction.

Business Combination

On August 26, 2022, pursuant to an Agreement and Plan of Merger, dated as of February 14, 2022 and as amended on April 19, 2022 and August 26, 2022 (as amended, the “Merger Agreement”), by and among Software Acquisition Group Inc. III (“SWAG”), Nuevo Merger Sub, Inc. (“Merger Sub”) and Branded Online, Inc. (d/b/a Nogin) (“Legacy Nogin”), Merger Sub merged with and into Legacy Nogin, with Legacy Nogin surviving the merger as a wholly owned subsidiary of SWAG (the “Merger” and, along with the transactions contemplated in the Merger Agreement, the “Business Combination”). Following the consummation of the Business Combination, SWAG changed its name to “Nogin, Inc.”

As a result of the Business Combination, holders of Legacy Nogin common stock and preferred stock received aggregate consideration of approximately $566.0 million, payable in newly issued shares of Common Stock at a price of $10.00 per share of Common Stock, and, at their election, a portion of the $15.0 million of consideration payable in cash (collectively, the “Merger Consideration”).

CUSIP No. 65528N105	13D	Page 3 of 6 pages

At the effective time of the Merger, (i) each share of Legacy Nogin common stock and preferred stock issued and outstanding immediately prior to the closing of the Merger (excluding shares owned by Legacy Nogin as treasury stock or dissenting shares) was cancelled and converted into the right to receive a pro rata portion of the Merger Consideration, and (ii) each outstanding Legacy Nogin stock option, whether vested or unvested, was converted into an option to purchase a number of shares of Common Stock, as specified in the Merger Agreement.

Registration Rights Agreement

On August 26, 2022, the Issuer and certain of its stockholders entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Common Stock and other equity securities of the Issuer that are held by the parties thereto from time to time. Pursuant to the Registration Rights Agreement, the Issuer agreed to file a shelf registration statement registering the resale of the Common Stock and the private placement warrants (the “Registrable Securities”) within 15 business days of the closing of the Business Combination. Up to four times the total and up to twice in any 12-month period, certain former Legacy Nogin stockholders and SWAG stockholders may request to sell all or any portion of their Registrable Securities in an underwritten offering so long as the total offering price is reasonably expected to exceed $35 million. The Issuer also agreed to provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

Lock-Up

Pursuant to the terms of the Merger Agreement, in connection with the consummation of the Business Combination, the Issuer amended and restated its bylaws (the “Amended and Restated Bylaws”). Pursuant to the Amended and Restated Bylaws, holders of (a) shares of Common Stock issued as Merger Consideration, (b) shares underlying the Issuer’s equity awards and (c) shares underlying the Issuer’s warrants will be subject to certain transfer restrictions immediately following the consummation of the Business Combination (the “Lock-Up”), subject to certain transfers permitted by the Amended and Restated Bylaws.

With respect to certain of the holders, including the Reporting Person, the Lock-Up will terminate on the date that is the earliest of (A) one year after the consummation of the Business Combination, (B) the date on which the last reported sale price of Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination and (C) the date on which the Issuer completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

CUSIP No. 65528N105	13D	Page 4 of 6 pages

The foregoing descriptions of the Registration Rights Agreement and the Lock-Up in the Amended and Restated Bylaws do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person, subject to the terms of the Lock-Up, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person, in his capacity as Co-Chief Executive Officer and Director of the Issuer, may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 11,152,498

•	Percent of Class: 16.7%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 11,152,498

CUSIP No. 65528N105	13D	Page 5 of 6 pages

•	Shared power to vote: 0

•	Sole power to dispose or direct the disposition of: 11,152,498

•	Shared power to dispose or direct the disposition of: 0

The share amount reported herein consists of 11,152,498 shares of Common Stock held directly by the Reporting Person.

The above percentage is based on 66,694,295 shares of Common Stock outstanding following completion of the Business Combination.

(c)	Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Registration Rights Agreement and the Lock-Up in the Amended and Restated Bylaws, and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

1	Amended and Restated Registration Rights Agreement, by and among the Issuer and certain stockholder listed therein, dated as of August 26, 2022 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on September 1, 2022).

2	Amended and Restated Bylaws, dated as of August 26, 2022 (incorporated by reference to Exhibit 3.2 of the Issuer’s Current Report on Form 8-K filed on September 1, 2022).

CUSIP No. 65528N105	13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 6, 2022
	By:	/s/ Jan-Christopher Nugent
	Name:	Jan-Christopher Nugent